Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 1 DATED OCTOBER 6, 2014
TO THE PROSPECTUS DATED OCTOBER 2, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated October 2, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.;
(2)	a potential indirect change of control for our advisor, dealer manager and sponsor; and
(3)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the U.S. Securities and Exchange Commission on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. During the month of September 2014, we accepted investors’ subscriptions for, and issued, a total of approximately 4.0 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $39.4 million, consisting of approximately 3.9 million shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $39.0 million, and approximately 41,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $394,000. As of September 30, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 18.7 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $185.8 million (including shares issued pursuant to our distribution reinvestment plan). As of September 30, 2014, approximately 281.3 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.
We will offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2015, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Potential Indirect Change of Control for Our Advisor, Dealer Manager and Sponsor
The prospectus is hereby supplemented to include the following information regarding the ownership of our external advisor, dealer manager and sponsor. All applicable references in the prospectus are hereby supplemented and revised accordingly.
American Realty Capital Properties, Inc. (ARCP) entered into a definitive agreement (the RCAP Agreement), dated as of September 30, 2014, with RCS Capital Corporation (RCAP) pursuant to which RCAP will acquire Cole Capital®, our sponsor.  The acquisition would include our external advisor, Cole Corporate Income Advisors II, LLC, and our dealer manager, Cole Capital Corporation. Despite the indirect change of control that would occur for our advisor, dealer manager and sponsor upon consummation of the transaction contemplated by the RCAP Agreement, such entities are expected to continue to serve in their respective capacities to us following the transaction.

Additionally, the parties entered into a strategic arrangement by which an indirect wholly-owned subsidiary of ARCP will act as sub-advisor (the Sub-advisor) to the non-traded real estate investment trusts sponsored by Cole Capital® (the Managed Funds), including us, and acquire and property manage real estate assets for the Managed Funds. As set forth in the RCAP Agreement, the Sub-advisor and RCAP (by way of its ownership of the Company’s advisor) will equally share the acquisition and advisory fees and expenses currently provided pursuant to our advisory agreement. In addition, the Sub-advisor will receive a portion of any disposition and incentive fees that may later become due to RCAP for advising us. The Sub-advisor will also receive all acquisition fees and expenses for property acquisitions under any purchase and sale agreement or letter of intent executed on or prior to September 30, 2014. All fees and expenses payable to RCAP or the Sub-advisor under the sub-advisory arrangement will be limited to the total amounts payable to our advisor under the advisory agreement, which will not change as a result of this arrangement. The completion of the transaction contemplated by the RCAP Agreement is subject to various closing conditions.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus and the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 109 of the prospectus.
Description of Real Estate Investments
As of September 30, 2014, we, through separate wholly-owned limited liability companies and limited partnerships of ours and our operating partnership, owned 17 properties located in 12 states, consisting of approximately 3.8 million gross rentable square feet of corporate office and industrial space. The properties generally were acquired through the use of proceeds from our initial public offering and borrowings from our revolving credit facility and related party line of credit. We acquired five properties between September 11, 2014 and September 30, 2014 for an aggregate purchase price of approximately $55.2 million, consisting of approximately 751,000 gross rentable square feet.

2
     CCIT2-SUP-1B